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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bankers & Investors Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 N. 78th Street, Suite G3
(No. and Street)

Kansas City (City) KS (State) 66112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jerrod L. Foresman 913-299-5008
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samyn & Martin, LLC
(Name – *if individual, state last, first, middle name*)

411 Valentine Road, Suite 300 (Address) Kansas City (City) MO (State) 64111 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerrod L. Foresman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bankers & Investors Company, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

PAULA S. LEHEW
Notary Public - State of Kansas
My Appt. Expires 6-1-20

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAMYN & MARTIN, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Bankers & Investors Co.

Kansas City, Kansas

We have audited the accompanying statement of financial condition of Bankers & Investors Co. (the "Company") as of December 31, 2016, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under SEC Rule 15c3-1 (Supplemental Information - Schedule I) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Samyn & Martin, LLC

Samyn & Martin, LLC

Kansas City, Missouri

February 24, 2017

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

Bankers & Investors Co.
Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	101,297
Receivable from clearing account		25,356
Accounts receivable		26,030
Prepaid expense		15,269
Total Assets	$	167,952
Liabilities & Stockholder's Equity		
Accounts payable	$	89,710
Total liabilities		89,710
Commitments:		
Stockholder's equity:		
Common stock, no par value, 1,000 shares authorized, 1,000 issued and outstanding		32,131
Additional paid-in capital		490,897
Retained deficit		(444,786)
Total stockholder's equity		78,242
Total Liabilities and Stockholder's Equity	$	167,952

See notes to financial statements.

Bankers & Investors Co.
Statement of Operations
For the Year Ended December 31, 2016

Revenues:		
Commissions revenue	$	784,508
Advisory fees		122,591
Service fees		272,793
Interest income		6,470
Other income		23,613
		1,209,975
Expenses:		
Personnel services		836,052
Management services		288,455
Professional fees		18,509
Broker charges		17,470
Regulatory fees		25,910
Impairment of Goodwill		384,797
Other operating expenses		36,245
		1,607,438
Income before income taxes		(397,463)
Provision for income tax benefit		5,000
Net loss	$	(392,463)

See notes to financial statements.

Bankers & Investors Co.
Statement of Stockholder's Equity
For the Year Ended December 31, 2016

Retained deficit - December 31, 2015	$	(52,323)
Net loss		(392,463)
Retained deficit - December 31, 2016	$	(444,786)

See notes to financial statements.

Bankers & Investors Co.
Statement Of Cash Flows
For the Year Ended December 31, 2016

Operating activities:		
Net loss	$	(392,463)
Impairment of Goodwill		384,797
Adjustments to reconcile net loss to cash flows used in operating activities:		
Changes in		
Prepaid expense		2,281
Accounts receivable		1,983
Accounts payable		(35,392)
Recievable to parent company related to income tax allocation		(13,000)
Cash used by operating activities		(51,794)
Decrease in cash and cash equivalents		(51,794)
Cash, December 31, 2015		153,091
Cash, December 31, 2016	$	101,297
Supplemental cash flow information:		
Interest paid	$	278
Income taxes paid	$	8,000

See notes to financial statements.

Bankers & Investors Co.
Notes to Financial Statements
December 31, 2016

1. Description of Business and Summary of Significant Accounting Policies

Description of Business:
Bankers & Investors Co. (the "Company") is a full service securities broker providing investment advisory and other related services to clients in the Midwestern United States. It operates as an introducing broker on a fully disclosed basis and does not hold funds or securities for customers. The Company is a member of FINRA and the Securities Investor Protection Corporation (SIPC). The Company is not registered with the Securities and Exchange Commission as an investment advisor. The Company is a wholly-owned subsidiary of Valley View Bancshares, Inc.

Uses of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Furniture, Software and Equipment:
Furniture, software, and equipment are carried at cost. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the life of the respective assets are charged against earnings in the period in which they are incurred. Depreciation is calculated on straight-line methods using estimated useful lives of three to five years. Depreciation expense for the year ended December 31, 2016 was $0 and all furniture, software, and equipment is fully depreciated as of December 31, 2016.

Income Taxes
The Company files consolidated Federal and State income tax returns with its parent, Valley View Bancshares, Inc. In conformity with this treatment, the Company records an income tax expense or benefit, paid to or received from its parent monthly. The amount is calculated based on the Company's financial statement income or loss, multiplied by what is estimated to be a reasonable aggregate Federal and State income tax rate, approximately 40%, for the consolidated return. As of December 31,

2016, there are no current or deferred income tax assets or liabilities. Income tax benefit was $5,000 for the year ended December 31, 2016.

Cash Equivalents:
The Company's cash equivalents consist principally of cash and money market accounts with financial institutions with an original maturity of three months or less.

Revenue Recognition:
Revenue from securities and product sales is recognized on a gross basis when the clearing facility or the investment company settles the transaction and related commissions are earned. Interest and other income are recognized when earned. Expenses are recorded when the obligation is incurred.

Financial Instruments:
The carrying value of the Company's cash and cash equivalents, accounts receivable, prepaid expenses, and accounts payable approximate fair value because of the short-term maturity of these instruments.

2. Goodwill

The company has recorded goodwill "pushed down" from its parent company, Valley View Bancshares, Inc. Goodwill represents the excess of the purchase price of the parent's investment in the Company over the net book value of the Company's assets and liabilities at the date of purchase. The goodwill is tested for impairment at least annually. For the year ended December 31, 2016, management determined to impair the goodwill by $384,797, as the Company has chosen to stop being an introducing Broker/Dealer.

3. Net Capital Requirements and SIPC Assessment

The Securities and Exchange Commission Rule 15c 3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $48,723 and a net capital ratio of 1.84 to 1.

4. **Related Party Transactions**

The Company paid its parent $288,454 in networking agreement fees for the year ended December 31, 2016 representing occupancy costs at various bank locations.

The Company had a payable to its parent in the amount of $25,300 as of December 31, 2016 related to its income tax allocation and occupancy costs.

Various administrative and personnel costs were paid directly by the Company's parent during the year ended December 31, 2016. The parent bills the Company for these costs with no mark-up and the Company reimburses the parent on a monthly basis.

5. **Commitments, Contingencies, and Guarantees**

At December 31, 2016, the Company had not entered into any purchase or sales commitments and had no commitments, contingencies, or guarantees.

6. **Concentrations**

During the year ended December 31, 2016, 82% of our total revenues were produced by eight representatives. Those eight accounted for 18%, 14%, 12%, 9%, 9%, 8%, 7%, and 5% of total revenue, respectively. No other representative accounted for more than 5% of the total revenues.

7. **Employee Benefit Plans**

The company participates in Valley View Bancshares, Inc. 401(k) plan, covering all eligible employees. The contribution is solely based on the discretion of the company. Contributions to the plan charged to personnel services amounted to $16,097 in 2016.

8. **Subsequent Events**

The Company has evaluated all subsequent events through February 24, 2016, the date the financial statements were issued, and has no events to record and the following to disclose: The Company plans on filing a Broker/Dealer Withdrawal (BDW) in 2017 to cease being an introducing Broker/Dealer.

Supplemental Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

Bankers Investors Co.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

Net Capital:		
Total shareholder's equity	$	78,242
Ownership equity not allowable for net capital:		
Accounts receivable over 30 days		14,250
Prepaid expenses		15,269
Net capital before haircuts on investments		48,723
Haircuts on investments		-
Net capital	$	48,723 **
Aggregate indebtedness	$	89,710
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	5,981
Excess of net capital	$	42,742
Ratio : aggregate indebtedness to net capital		1.84

** No material differences exist between the above net capital calculation and the corresponding information included in the Company's unaudited X-17A-5 Part IIA filing as of December 31, 2016. Therefore, no reconciliation of the two computations is deemed necessary.

Report of Independent Registered Public Accounting Firm on Management's Exemption Report

SAMYN & MARTIN, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Bankers & Investors Co.

Kansas City, Kansas

We have reviewed management's statements, included in the accompanying SEA Rule 17a-5(d)(4) Exemption Report, in which (1) Bankers & Investors Co. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Samyn & Martin, LLC

Samyn & Martin, LLC
Kansas City, Missouri
February 24, 2017

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

Bankers & Investors Co.

Member FINRA/SIPC

January 19, 2017

U.S. Securities and Exchange Commission
1801 California Street
Suite 4800
Denver, CO 80202

RE: SEA Rule 17a-5(d)(4) Exemption Report

Bankers & Investors Co. (the "Company") is a registered broker-dealer (SEC #8-21215) subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k) under the following provisions of 17 C.F.R. § 240.15c3-3(2)(ii):

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Bankers & Investors Co., as an introducing broker/dealer, clears all transactions with and for customers on a fully disclosed basis with the clearing broker/dealer, Hilltop Securities, Inc., and promptly transmits all customer funds and securities to Hilltop Securities, Inc. which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker/dealer.

Our firm also maintains contractual relationships with several mutual fund and insurance companies and promptly transmits all customer funds and securities to the respective company which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4.

Further, we have engaged on December 16, 2016 the certified auditing firm of Samyn & Martin, LLC. 411 Valanine, Suite 300, Kansas City, MO 64111 as a PCAOB qualified firm to prepare each year's financial audit including this year's December 31, 2016 audit.

I, Jerrod L. Foresman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Sincerely,

Jerrod L. Foresman
President

Statement of Assessment and Payments to SIPC

SAMYN & MARTIN, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors

Bankers & Investors Co.

Kansas City, Kansas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Bankers and Investors Co. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Samyn & Martin, LLC

Samyn & Martin, LLC

Kansas City, Missouri

February 24, 2017

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

Bankers & Investors Co.
Schedule of Assessment and Payments to the SIPC
For the Year Ended December 31, 2016

Total Revenue			
January to June 2016	626,251		
July to December 2016	583,724		
			1,209,975
Direct Expenses			
January to June 2016	8,486		
July to December 2016	14,859		
		23,345	
Interest Expense			
January to June 2016	157		
July to December 2016	121		
		278	
Total Deductions			23,623
SIPC Net Operating Revenues			1,186,352
General Assessment @ .0025			2,966
Total due for the year ended December 31, 2016			2,966
July 29, 2016 payment to SIPC			1,544
January 30, 2017 payment to SIPC			1,422
Total paid for the year ended December 31, 2016			2,966